Filed by JFB Construction Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Xtend AI Robotics, Inc.

Commission File No.: 333-295380

The following communication was first made available on May 20, 2026.

JFB Announces XTEND UK Expansion Following £1.93M Order Supporting UK Defense Activities and Launch of Localized XFAB

AI robotics company validated by the U.S. DoW and trialed with British Forces establishes sovereign manufacturing hub to support NATO-aligned autonomous defense capabilities

Tampa, FL, May 20, 2026 — JFB Construction Holdings (Nasdaq: JFB) today announced that XTEND, a leader in software systems and artificial intelligence-powered robotics, has launched its sovereign UK AI robotics XFAB in Swindon, England. The expansion follows an initial £1.93 million order supporting UK defense activities, with additional follow-on opportunities currently under discussion.

The facility, built on XTEND’s proven, U.S. Department of War-validated localized XFAB model, is designed to deliver sovereign, rapidly deployable autonomous defense capabilities in support of UK national defense priorities and the broader transition of NATO-aligned forces toward autonomous, AI-driven warfare capabilities.

The expansion comes at a pivotal moment for UK defense, as the Ministry of Defence undergoes a transformation in how it fields war-fighting capabilities, with stated goals to double lethality by 2027 and triple it by 2030. These objectives require faster deployment cycles, reduced operator training burden, and AI-enabled operational systems capable of performing in contested and GNSS-denied environments, which XTEND believes it is positioned to facilitate. XTEND’s capabilities have already been demonstrated through its deployment by the U.S. Department of War, including through its precision strike indoor and outdoor (PSIO) program, an AI-powered indoor and outdoor precision strike system that has passed live-fire testing and achieved NDAA compliance.

The expansion also reflects a broader shift across NATO forces toward software-defined, autonomous systems capable of operating in contested environments. The UK XFAB is positioned to serve as a gateway for supporting NATO and allied forces across Europe. XTEND plans to invest up to £20 million over time to expand its UK XFAB and sovereign operational capabilities.

“Modern warfare is shifting from manually operated systems to human-guided autonomy, where a single operator can control complex missions with precision and speed,” said Aviv Shapira, CEO and Co-founder of XTEND. “The UK is undergoing a significant transformation in how it fields combat capabilities, and this expansion allows us to support that shift with systems designed to operate in the most complex and contested environments while keeping operators out of harm’s way.”

XTEND’s expansion builds on growing demand across multiple UK defense units, following successful live operational trials with the 2nd Battalion, Parachute Regiment (2 PARA) at Salisbury Plain, the UK’s largest military training area. The trials marked a major milestone, which included the first live-fire demonstration of an uncrewed aerial system by UK forces on UK soil, highlighting the Xtend’s potential role in enabling new operational capabilities for airborne units.

The initial trials have already generated follow-on interest and engagement from additional units across the UK defense ecosystem. The activity is part of a multi-phase engagement with 16 Air Assault Brigade, with upcoming phases expected to expand operational use cases and support joint training exercises. The trials demonstrated a new operational capability within the training environment, supported by full regulatory alignment and enabling units to operate with increased precision and reduced manpower.

“The UK is not just a market for us, it is a strategic hub for operational deployment, local capability, and NATO-aligned growth,” said Ofer Shahaf, Managing Director UK, XTEND. “As operational requirements evolve, UK forces need systems that can be deployed rapidly, operated with minimal training, and perform in the most complex environments.”

XTEND’s proprietary XOS (XTEND Operating System) enables multiple robotic systems to operate as a coordinated mission network, positioning the company as a software-defined backbone for next-generation defense operations. The platform provides a unified control layer across multiple systems, supporting seamless indoor and outdoor operations through a common ground control system. Combined with native GNSS-denied capability, fiber-optic communication, and significantly reduced training requirements, XTEND’s systems are designed to meet the evolving operational needs of modern defense forces. The platform also ensures operational continuity in modern threat landscapes. In addition, integrated simulation environments allow for training and mission rehearsals, reducing operational risk before deployment.

“This investment positions Swindon at the forefront of advanced defence technologies, supporting the UK’s broader efforts to strengthen its capabilities in autonomous and AI-driven systems. I am delighted that XTEND UK has chosen to set up in Swindon and I look forward to working with them to expand our growing defence sector in the town,” said Will Stone, Member of Parliament for Swindon.

Will Stone, Member of Parliament for Swindon & Ofer Shahaf, Managing Director UK, XTEND near XTEND UK Office

In the United States, XTEND was selected by the Department of War and awarded an $8.8 million contract through The Irregular Warfare Technical Support Directorate (IWTSD) for the PSIO program. XTEND is also supporting additional U.S. DoW initiatives, including the ACQME-DK program, integrating platforms such as Honey Badger and PSIO into unified operational systems combining fiber-optic and RF communication with mission-adaptable payload configurations, highlighting the shift toward integrated, mission-driven autonomous systems.

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As announced on February 17, 2026, JFB Construction Holdings (Nasdaq: JFB) and XTEND entered into a definitive agreement to combine with XTEND in an all-stock transaction. The business combination is further supported by strategic investments from Eric Trump, Unusual Machines, American Ventures, LLC, Protego Ventures, and Aliya Capital. Following the closing of the business combination, the joint company is expected to be renamed XTEND AI Robotics and be listed on a U.S. national securities exchange under the “XTND.”

About XTEND

XTEND is a leader in software systems and artificial intelligence-powered robotics, deployed in high-threat, complex operational environments where human exposure carries significant risk. Powered by its proprietary XTEND Operating System (XOS), XTEND’s integrated software and advanced robotic hardware solutions are designed to provide autonomy at the edge. Operating across defense, law enforcement, and private security missions through a platform of robots, drones, and robotic subsystems, XTEND’s open architecture platform facilitates scalability across partners and third-party applications. With over 10,000 systems deployed in over 30 countries, XTEND’s solutions have been validated in five combat zones and operationally deployed by national defense, special-mission units, and security organizations across the globe. Founded in Tel Aviv, Israel, and headquartered in Tampa, Florida, XTEND delivers NDAA-compliant solutions through a global network of regional XFAB manufacturing facilities located in the U.S., the U.K., Singapore, Israel, and Latvia. For more information, visit www.xtend.me.

About JFB Construction Holdings

JFB Construction Holdings (Nasdaq: JFB) is a real estate development and construction company that has provided general contracting and construction management services in 36 U.S. states. For more information, visit the company’s SEC filings at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the expected size of the U.S. defense budgets for tactical strike and defense programs, the impact of Xtend receiving U.S. Army Fuze Safety Board for its high-voltage safety and arming system for FPV attack drones, the potential transaction between Xtend Reality Expansion Ltd. (“Xtend”) and JFB Construction Holdings (“JFB”), including statements regarding the expected impacts and benefits of the potential transaction, timing of the transaction closing, and strategic initiatives for Xtend AI Robotics, Inc. (“NewCo”) following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Xtend’s and JFB’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Xtend and JFB may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that JFB will not have sufficient cash at close to satisfy the minimum cash condition; unfavorable outcome of legal proceedings that may be instituted against JFB and Xtend following the announcement of the transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Xtend’s, NewCo’s and JFB’s risk profiles, which each company may not be able to mitigate effectively; JFB’s ability to complete construction projects or other transactions on schedule and budget; changes in weather and occurrence of natural disasters and pandemics; recent imposition of tariffs by governments on construction materials, such as steel, aluminum and lumber; disruptions in supply chains; increase in the cost of labor and construction materials; JFB’s ability to maintain safe work sites; Xtend’s dependence on a limited number of defense and governmental security customers for a substantial portion of its business; significant delays or reductions in appropriations, Xtend’s programs and certain government fundings and programs more broadly, including as a result of a prolonged continuing resolution and/or government shutdown, and/or related to the global security environment or other global events; increased competition within JFB’s and Xtend’s markets and bid protests; changes in procurement and other U.S. and foreign laws, including changes through executive orders, contract terms and practices applicable to our industry, findings by certain applicable governments as to our compliance with such requirements, more aggressive enforcement of such requirements and changes in Xtend’s customers’ business practices globally; the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which Xtend participates, including the impact on Xtend’s reputation and its ability to do business; cyber and other security threats or disruptions faced by Xtend and JFB, its customers or its suppliers and other partners, and changes in related regulations; and Xtend’s ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies to meet the needs of Xtend’s customers. In addition, a number of important factors could cause JFB’s, Xtend’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors that will be discussed in the section entitled “Risk Factors” in the registration statement on Form S-4 filed by JFB and NewCo, as any such factors may be updated from time to time in other filings with the Securities and Exchange Commission (the “SEC”), including without limitation Xtend’s investor relations site at https://www.xtend.me/newsroom and JFB’s investor relations site at https://investors.jfbconstruction.net/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Xtend nor JFB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, NewCo and JFB filed a registration statement on Form S-4, which will include an information statement of JFB and a preliminary prospectus of NewCo. After the registration statement is declared effective, JFB will mail to its stockholders a definitive information statement that will form part of the registration statement. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that JFB filed and may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF XTEND AND JFB ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by JFB through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JFB will be available free of charge on JFB’s website at https://investors.jfbconstruction.net/.

JFB Construction Holdings Contact:

CORE IR

Mike Mason

516 222 2560

investors@jfbconstruction.net

XTEND Contact:

Headline Media

Sarah Small

929 255 1449

sarah@headline.media

XTEND Investor Relations:

MZ North America

Shannon Devine

XTEND@mzgroup.us

203-741-8811